UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Green Dot Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
39304D 102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39304D 102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jacques L. Wiener, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		820,112 (1) (2)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		820,112 (1) (2)

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

820,112 (1) (2)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%(3)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents 250,000 shares of Class B Common Stock held directly by Jacques L. Wiener, III as his separate property, 202,404 shares of Class B Common Stock held by children individually who are members of Mr. Wiener’s household, or held by trusts for the benefit of such children, 123,902 shares of Class B Common Stock held by the Sophie Grace Wiener Trust U/A dated 8/19/03, 121,903 shares of Class B Common Stock held by the Katherine Elisabeth Shifke Trust U/A DTD 4/11/91, and 121,903 shares of Class B Common Stock held by the David Jacques Shifke Trust U/A dated 12/4/91. Jacques L. Wiener, III is a trustee or co-trustee for each of the trusts, other than his children’s trusts. Each co-trustee has the sole and separate power to vote and/or dispose all of the shares comprising such trust’s assets.
(2) Each share of Class B Common Stock is convertible into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are virtually identical, except with respect to conversion rights as described above and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(3) Assumes conversion of all the shares of Class B Common Stock reported in Row 9 of the cover page into shares of Class A Common Stock on a 1-for-1 basis. The percent of class is based on 14,761,743 shares of Class A Common Stock outstanding as of December 31, 2010.

Item 1(a).	Name of Issuer:
     Green Dot Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
     605 East Huntington Drive, Suite 205, Monrovia, California 91016

Item 2(a).	Name of Person(s) Filing:
     Jacques L. Wiener, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:
     c/o Wiener Associates, 333 Texas Street, Suite 2290, Shreveport, Louisiana 71101

Item 2(c).	Citizenship:
     United States

Item 2(d).	Title of Class of Securities:
     Class A Common Stock.

Item 2(e).	CUSIP Number:
     39304D 102

Item 3.	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);

(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: ___.

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
     Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder and will convert automatically upon certain transfers or the date that the total number of shares of Class B Common Stock outstanding represents less than 10% of the total number of shares of Class A and Class B Common Stock outstanding. The rights of the holders of Class A Common Stock and Class B Common Stock are virtually identical, except with respect to conversion rights as described above and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
     All shares of Class B Common Stock reported in Row 9 of the cover page were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock deemed beneficially owned by the reporting person and (ii) calculating the percentage of the Class A Common Stock represented by the aggregate amount determined in clause (i) above.
     The reporting person disclaims beneficial ownership of the securities held in the trusts named in Footnote (1) of the cover page.
(a)	Amount beneficially owned: See Row 9 of the cover page.

(b)	Percent of class: See Row 11 of the cover page.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
     Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not Applicable

Item 8.	Identification and Classification of Members of the Group.
     Not Applicable

Item 9.	Notice of Dissolution of Group.
     Not Applicable

Item 10.	Certifications.
     Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of the reporting person’s knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

February 8, 2011
(Date)
/s/ JACQUES L. WIENER, III
JACQUES L. WIENER, III